UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No.  1   )*
                        ---------------------------------
                              Ocean Bio-Chem, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    674631106
                            -------------------------
                                 (CUSIP Number)

                                 Peter G. Dornau
                              Ocean Bio-Chem, Inc.
                              4041 S.W. 47th Avenue
                            Ft. Lauderdale, FL 33314
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 November 13, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         Peter G. Dornau     ###-##-####

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    [   ]
                                                             (b)    [ X ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
7        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
           VOTING POWER
         5,538,368 (1)

--------------------------------------------------------------------------------
8        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SHARED VOTING POWER
         0

--------------------------------------------------------------------------------
9        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
           DISPOSITIVE POWER
          5,538,368 (1)

--------------------------------------------------------------------------------
10       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,538,368 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         INDIVIDUAL



--------------------------------------------------------------------------------
(1) Includes 4,350,368 shares owned as of the date hereof and 1,188,000 shares which are issuable to Mr. Peter G. Dornau upon the exercise of stock warrants and options within 60 days of November 13, 2006.




Item 1.  Security and Issuer
         -------------------
     This statement relates to the common stock of Ocean Bio-Chem, Inc. ("Ocean Bio-Chem" or the "Company"). The principal executive offices of Ocean Bio-Chem, Inc. are located at 4041 S.W. 47th Avenue, Fort Lauderdale, FL 33314.

Item 2.  Identity and Background
         -----------------------
     This Schedule is being filed by Peter G. Dornau, the Chief Executive Officer, President and Director of the Ocean Bio-Chem. The business address for Mr. Dornau 4041 S.W. 47th Avenue, Fort Lauderdale, Florida 33314. During the last five years, Mr. Dornau has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Not Applicable.

Item 4.  Purpose of Transaction
         ----------------------
     Mr. Dornau does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Ocean Bio-Chem or the disposition of securities of Ocean Bio-Chem, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ocean Bio-Chem, (c) a sale or transfer of a material amount of assets of Ocean Bio-Chem, (d) any change in the present board of directors or management of Ocean Bio-Chem, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Ocean Bio-Chem, (f) any other material change in Ocean Bio-Chem's business or corporate structure, (g) any changes in Ocean Bio-Chem's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ocean Bio-Chem by any person, (h) a class of securities of Ocean Bio-Chem's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of Ocean Bio-Chem becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934 or (j) any action similar to any of those enumerated above. On April 21, 2005, Gregor M. Dornau gave his father, Peter G. Dornau, a proxy to vote his 176,960 shares held by him. The effect of this transaction gives Mr. Dornau voting rights to approximately 52% of the Company's issued and outstanding common stock.



Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a)  Mr. Dornau is deemed to  beneficially  own 5,538,368  shares of the
Ocean Bio-Chem's common stock, representing approximately 60.9% of Ocean Bio-Chem's issued and outstanding common stock plus warrants and options exercisable within 60 days of November 13, 2006. This total includes 4,350,368 shares held directly by Mr. Dornau and warrants and options to purchase 1,188,000 shares of the Ocean Bio-Chem's common stock, exercisable within sixty days of November 13, 2006.

     (b) Concurrent with the conversion of his debt to equity in the Company, Mr. Peter G.Dornau notified his son, Gregor M. Dornau that he was terminating the Voting Agreement, dated April 21, 2005 between he and his son whereby Peter
G. Dornau was granted voting rights to his son's shares.

     (c) During the past sixty (60) days, Mr. Dornau acquired 1,500,000 shares of the Common Stock of the Company. Such shares were authorized for issuance by the Company's Board of Directors on November 13, 2006 upon conversion, and pursuant to the terms , of a revolving Credit Agreement dated December 5, 2005 in the amount of $1,500,000 between Mr. Dornau and the Company.


     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------
     Except  as  described   above,   there  are  no  contracts,   arrangements,
understandings or relationships (legal or otherwise) with respect to any securities of Ocean Bio-Chem to which Mr. Dornau is a party or is subject.

Item 7.  Materials to be filed as Exhibits
         ---------------------------------

     7.1 Amended $1,500,000 Revoloving Subordinated Line of Credit incorporated by reference to Form 8-K as of December 6, 2005.

     7.2 Voting Agreement dated April 21, 2005 between Peter G. Dornau and Gregor M. Dornau incorporated by reference to Schedule 13D as of April 21, 2005

     7.3 Peter G. Dornau Notice of Conversion


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    November 20, 2006         /s/ Peter G. Dornau
                                   ----------------------------------
                                   Peter G. Dornau

                                                                     Exhibit 7.3

                                    ANNEX A
                              NOTICE OF CONVERSION


     The undersigned, idividually and as officer of affiliated entities, hereby exercises his right to convert $1,500,000 of his Revolving Line of Credit Note, dated December 6, 2005 into 1,500,000 shares of common stock based on the agreed upon conversion price of $1.00 as contained in the aforementioned Note.

Dated:   November 10, 2006

                                   /s/ Peter G. Dornau
                                   ----------------------------------
                                   Peter G. Dornau